02038312

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	March 31, 2003
Estimated average burden hours per response	2.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Dorel Industries Inc.

(Translation of registrant's name into English)

1255 Greene Avenue, Suite 300, Montreal, Quebec H3Z 2A4

(Address of principal executive office)

SEC MAIL RECEIVED PROCESSING
MAY 30 2002
WASH. D.C. 165 SECTION

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dorel Industries Inc.
(Registrant)

Date May 24 '02

By ________________
(Signature) *
Frank Rana - Treasurer

Frank Rana

* Print the name and title under the signature of the signing officer.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

 Index to Exhibits at page 2

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated May 22, 2002	3

440432.1
09936-2001

LES INDUSTRIES DOREL INDUSTRIES INC.

COMMUNIQUÉ

JUVENILE

Cosco

Maxi-Miliaan B.V.

Safety 1st

Dorel (U.K.)

READY-TO-ASSEMBLE

Ameriwood

Ridgewood

HOME FURNISHINGS

Dorel Home Products

Cosco

Dorel Asia

EXCHANGES

CANADA:
Toronto
Stock Exchange:
DII.A, DII.B

U.S.A.:
NASDAQ:
DIIBF

CONTACT:
Maison Brison
Rick Leckner
Jon Reider
(514) 731-0000

Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

DOREL INDUSTRIES COMPLETES CDN. $151 MILLION NEW ISSUE

Montreal, Quebec, May 22, 2002 – Dorel Industries Inc. (NASDAQ: DIIBF; TSX: DII.A, DII.B) today completed its previously-announced "bought deal" offering of 3,929,200 Class B Subordinate Voting Shares at a price of Cdn. $38.50 per share, for total proceeds of Cdn. $151.3 million.

At closing, Dorel issued 2,929,200 shares from treasury for gross proceeds to the Company of Cdn. $112.8 million. The net proceeds from the offering will be used by Dorel to reduce bank indebtedness.

In addition, four members of senior management sold an aggregate of one million shares for gross proceeds to them of Cdn. $38.5 million.

The shares were sold to a syndicate of underwriters.

Dorel is a rapidly growing global consumer products manufacturer specializing in three product areas: ready-to-assemble (RTA) furniture, juvenile products, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,600 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

The securities offered have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

\- 30 -

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.